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Stephen H. Bier stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

June 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Fettig

Re:	THL Credit Senior Loan Fund

File No. 811-22874

Dear Ms. Fettig:

On behalf of the THL Credit Senior Loan Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received in a telephone conversation with you on May 10, 2019, relating to the Fund’s Form N-CSR filing, as filed by the Fund on March 5, 2019, for the fiscal year ended December 31, 2018. For your convenience, a summary of the Staff’s comments is set forth below, and each comment is followed by the Fund’s response.

1.	Comment: Please disclose information required by Rule 30e-1(b) regarding the shareholder meeting held within the period covered by the Fund’s report.

Response: The Fund will incorporate this information in its next shareholder report filing on Form N-CSR.

2.	Comment: Footnote (a) to the Schedule of Investments states that the interest rates for senior loans are “often subject to a floor.” In future filings, please consider, as a best practice, disclosing specific caps or floors for interest rates. Please refer to the minutes of the February 20, 2018 meeting of AICPA Investment Company Expert Panel for guidance on this topic.

Response: The Fund will consider this comment for future filings, as applicable.

3.	Comment: The Fund is identified as a non-diversified fund in its disclosure, but it appears that the Fund is currently operating as a diversified fund. If the Fund has been operating consistently as a diversified fund for three years or more, please confirm that (i) this is correct and (ii) the Fund would seek shareholder approval in the event it proposes to resume operation as a non-diversified fund.

Response: The Fund confirms that it has been operating consistently as a diversified fund for more than three years and that it will obtain shareholder approval prior to resuming operation as a non-diversified fund. The Fund will also update the disclosure accordingly in future filings.

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4.	Comment: Per Regulation S-X 6.04-15, in future filings, please include a line item on the Statement of Assets and Liabilities for commitments and contingent liabilities, as well as a reference to a note to the financial statements that describes any commitments and contingent liabilities.

Response: The Fund will include such disclosure in future filings where appropriate.

5.	Comment: On the Statement of Assets and Liabilities, please explain why the amount due from advisor is greater than the amount of expense waivers.

Response: We note that the $143,096 receivable due from the advisor is for costs paid in connection with the transfer of the advisory relationship to THL Credit Advisors and for estimated expenses in excess of the Expense Cap, as disclosed in Note 5 of the financial statements. In addition to the $138,414 in expense waivers, the Fund had a receivable of $4,682 from THL Credit Advisors for a payment made by the Fund which fell under the $500,000 of certain expenses related to the transfer of the advisory relationship that THL Credit Advisors agreed to bear.

6.	Comment: On the Statement of Operations, in future filings, please disclose separately any income of a material amount that is not interest income, such as other fee income or income relating to consents.

Response: We note that there was no material, non-interest income in the shareholder report and will consider this comment for future filings.

7.	Comment: In the Financial Highlights, please disclose that the line item “Ratio of expenses, including interest on borrowings, to average net assets” is net of waivers. In future filings, this line item should state that the ratio is net of waivers and show the gross ratio in a footnote. Alternatively, the net ratio and gross ratio may be disclosed in two separate line items.

Response: We note that the fee waiver is an involuntary fee waiver (requires board approval for the removal of the waiver). As per FASB 946-20-50-7, the expense ratio is shown net of voluntary and involuntary waivers; however only the effect of voluntary waivers on the ratio should be disclosed. In future filings, the Fund will update the disclosure in Note 5 to the financial statements to clarify that the waiver may only be removed by board approval and will clarify that the line item “Ratio of expenses, including interest on borrowings, to average net assets” is net of waivers.

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8.	Comment: In Note 11 to the Financial Statements, please clarify whether the Fund elected for full early adoption of ASU 2018-13 or whether it only adopted the removed or modified disclosures.

Response: The Fund fully adopted the ASU 2018-13 disclosure changes in this filing.

9.	Comment: In Note 2 to the Financial Statements, please indicate separately what caused investments to transfer into Level 3 and what caused investments to transfer out of Level 3.

Response: The Fund will incorporate this comment in future filings, as applicable.

10.	Comment: The Fund reports its proxy voting record for twelve-month periods ending June 30. Accordingly, in future filings, under “Additional Information—Proxy Voting Policies and Procedures”, please replace the “December 31” date with “June 30”.

Response: The Fund will incorporate this comment in future filings.

11.	Comment: Item 4(e)(2) of Form N-CSR requires the Fund to disclose the percentage of services that waived pre-approval or were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, as opposed to the percentage of services pre-approved. Please confirm that the correct response is “N/A” or “zero”.

Response: The Fund confirms that “N/A” is the correct response and that the Fund will incorporate this comment in future filings on Form N-CSR, as applicable.

12.	Comment: For Items 8(a)(1) and 8(a)(3) of Form N-CSR, please disclose the date as of which the information is provided.

Response: The Fund confirms that the date of the information was based on the dates specified for Items 8(a)(1) and 8(a)(3) and that the Fund will incorporate this comment in future filings on Form N-CSR.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3889. Thank you.

Sincerely,

/s/ Stephen H. Bier

Stephen H. Bier

cc:	Brian W. Good, THL Credit Advisors LLC

Sabrina Rusnak-Carlson, Esq., THL Credit Advisors LLC

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